Sarah B. Gabriel To Call Writer Directly: (312) 861-2227 sgabriel@kirkland.com	200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000 www.kirkland.com	Facsimile: (312) 861-2200 Dir. Fax: (312) 846-9225

July 14, 2008

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Tim Buchmiller
Andri Boerman
Angela Crane
Gabriel Eckstein

Re:	John Bean Technologies Corporation
Registration Statement on Form 10
Filed on April 30, 2008
File No. 001-34036

Ladies and Gentlemen:

John Bean Technologies Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Amendment No. 5 (the “Amendment”) to its Registration Statement on Form 10 originally filed on April 30, 2008 (as amended, the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comment raised in your letter to the Company dated July 11, 2008. The response below corresponds to the caption of that comment (which is reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Company’s Amendment No. 4 to the Registration Statement filed on July 10, 2008.

Exhibits

1.	Please file the Transition Services Agreement as a separate exhibit as required by Item 601(b)(10) of Regulation S-K.

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission

July 14, 2008

Response. While the Company does not agree that the Transition Services Agreement is required by Item 601(b)(10) of Regulation S-K to be filed as an exhibit to the Registration Statement, in response to the Staff’s comment, the Company has herewith filed Amendment No. 5 to the Registration Statement, including the Transition Services Agreement as Exhibit 10.7 thereto.

We hope that the foregoing has been responsive to the Staff’s comment. All inquiries, comments, notices and orders with respect to this letter, should be directed to Carol Anne Huff at (312) 861-2163 at Kirkland & Ellis LLP or Sarah B. Gabriel at Kirkland & Ellis LLP at (312) 861-2227. The address of the Company is John Bean Technologies Corporation, 200 E. Randolph Drive, Floor 66, Chicago, IL 60601, Attention: Charles H. Cannon, Jr.

Please do not hesitate to contact the undersigned at the number above with any questions regarding this response.

Sincerely,

/s/ Sarah B. Gabriel

Sarah B. Gabriel

cc:	Charles H. Cannon, John Bean Technologies Corporation
R. Scott Falk, P.C., Kirkland & Ellis LLP
Carol Anne Huff, Kirkland & Ellis LLP